

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Yongming Feng
Chief Executive Officer
USA Therapy, Inc.
Xiangdong Road, Shangsong Village, Baoji City, Fufeng County
Shaanxi Province, the People's Republic of China 722205

> **Re: USA Therapy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2010**
> **File No. 001-34771**

Dear Mr. Feng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on page 11 of your Form 10-K, filed August 6, 2010, your principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are not effective. We further note that on page 3 of your Form 10-K/A, filed October 12, 2010, you state that the Company's then-principal executive and financial officer concluded that the Company's disclosure controls and procedures are effective. Please provide an explanation for the change in this conclusion.

2.   Please confirm that you will ensure that management's evaluation of disclosure controls and procedures in future periods considers the fact that you failed to include required disclosure in your Form 10-K for the year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter at (202) 551-3758 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Marc Ross
        Sichenzia Ross Friedman Ference LLP
        Via *facsimile*: (212) 930-9725